JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

June 18, 2025

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a conference call on June 17, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 285 to the registration statement of the Trust, which was filed on May 30, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 285 was filed to register shares of two new series of the Trust, the REX-OspreyTM ETH + Staking ETF and REX-OspreyTM SOL + Staking ETF (each a “Fund” and collectively, the “Funds”).1 For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Comments on the Principal Investment Strategies for both Funds

1.	Comment: Please confirm supplementally what assets will be held in each Fund’s Cayman Subsidiary.

Response: Each Fund’s Cayman Subsidiary may hold each Fund’s Reference Asset directly and LSTs. Each Fund may also hold the assets directly.

2.	Comment: Please distinguish between ETFs and non-U.S. ETFs by referring to non-U.S. ETFs as exchange-traded products or “ETPs”.

Response: The Trust has changed the disclosure in response to the Staff’s comment.

3.	Comment: The disclosure in the second paragraph states that the Fund intends to primarily hold non-U.S. ETFs that engage in staking, but the list of underlying ETFs includes ETFs that do not stake. Please clarify this disclosure.

Response: The Trust notes that each list of underlying ETFs sets forth the ETFs and ETPs into which each Fund currently expects to invest. However, the Funds do not expect to allocate assets evenly among the underlying ETFs and ETPs and the Funds expect that the majority of assets allocated to the ETFs and ETPs will be in ETFs and ETPs that engage in staking. The Trust has clarified the disclosure.

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1.	PEA No. 213 was initially filed to register shares of seven new series of the Trust, the Rex-Osprey TRUMP ETF, Rex-Osprey ETH ETF, Rex-Osprey BTC ETF, Rex-Osprey SOL ETF, Rex-Osprey XRP ETF, Rex-Osprey BONK ETF, and Rex-Osprey DOGE ETF. As we previously advised you in the Prior Response, the naming convention for the new series with ETH and SOL as the Reference Asset will be the REX-OspreyTM ETH + Staking ETF and REX-OspreyTM SOL + Staking ETF. As we have advised you in e-mail communications, the Rex-Osprey series that are the subject of PEA No. 213, other than the Funds, are being delayed, as requested by the Staff.

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

June 18, 2025

4.	Comment: Please consider moving the chart of displaying the ETFs and non-U.S. ETPs in which each Fund will invest to be below the preceding paragraph.

Response: The Trust has moved the chart in response to the Staff’s comment.

5.	Comment: Please delete or define the word “Reference” in the first column of the chart in each Fund’s principal investment strategies.

Response: The Trust has changed the disclosure in response to the Staff’s comment.

Comments applicable to the ETH Fund

6.	Comment: We note that the prospectus disclosures for the ETH series states that the ETF seeks to “invest a majority of its assets in its reference asset and seeks to stake at least 50% of its assets in the reference asset;” however, the response in your letter dated June 10, 2025, indicates that the ETH series will only invest up to 15% of its assets directly in the Reference Asset. Please reconcile the response with the disclosures in the prospectus.

Response: The sample portfolio provided to the Staff in the Trust’s June 10, 2025, response indicated that the direct holdings in the Reference Asset would make up no more than 15% of the ETH series’ assets. This range was provided in consideration of current market conditions for ETH staking arrangements and that the current unbonding period can take up to 14 days. As market conditions change and the Adviser determines that staked ETH holdings (or at least a portion thereof) are no longer illiquid, the Fund will seek to invest a majority of its assets directly in ETH, subject to the stated 40% limitation in investment securities and its liquidity risk management program. However, the Trust has modified the disclosure to make this clearer.

Comments applicable to the SOL Fund

7.	Comment: Please add disclosure to the “Liquidity Risk” for the SOL series discussing the unbonding period for SOL, in the same manner that the “Liquidity Risk” disclosure for the ETH series discloses the unbonding period for ETH.

Response: The Trust has changed the disclosure in response to the Staff’s comment.

Comments to the Statement of Additional Information

8.	Comment: Please explain supplementally whether the Funds’ direct staking activities will result in the Fund's receiving LSTs as opposed to rewards. Please confirm whether the Funds intend to purchase the LSTs directly. Please disclose the specific type of LSTs the Funds intend to purchase. Also, please confirm that the Custodian will hold the LSTs in the same manner as the reference Asset for each Fund and will maintain control over such LSTs.

Response: The Fund’s direct staking activities will not result in the Fund receiving LSTs. The Funds will receive rewards in the form of the respective Reference Asset as a result of their staking activities. The Funds intend to purchase LSTs directly as a non-principal investment strategy, subject to the Funds’ custody requirements in Section 17(f) of the 1940 Act. The Trust confirms that the Custodian will maintain custody of the LSTs in the same manner as it maintains custody of the Reference Asset for each Fund.

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Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

June 18, 2025

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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